D&O/E&O Insurance

RESOLVED, that it is the determination of the Fund's Board at this meeting, including a majority of its members who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of the Fund (the "Independent Board Members"), that the Fund's participation in directors and officers and errors and omissions liability insurance policies (collectively, the "Policy") written by the following respective entities in the following amounts:

Name of D&O/E&O Insurer	Amount of Coverage

Illinois National Insurance Company (AIG)	$ 10,000,000

XL Specialty Insurance Company	$ 10,000,000
in excess of
$ 10,000,000

AXIS Insurance Company	$ 10,000,000
in excess of
$ 20,000,000

Ace American Insurance Company	$ 10,000,000
in excess of
$ 30,000,000

Zurich American Insurance Company	$ 10,000,000
in excess of
$ 40,000,000

Freedom Specialty Insurance Company	$ 10,000,000
in excess of
$ 50,000,000

Federal Insurance Company (Chubb)	$ 10,000,000
in excess of
$ 60,000,000

Arch Insurance Company	$ 10,000,000
in excess of
$ 70,000,000

Everest National Insurance Company	$ 10,000,000
in excess of
$ 80,000,000

Illinois National Insurance Company (AIG)	$ 10,000,000
in excess of
$ 90,000,000

Total Coverage	$100,000,000

insuring the Fund, other investment companies for which The Dreyfus Corporation ("Dreyfus") or an affiliate serves as investment adviser, sub-investment adviser and/or administrator (the "Funds"), Dreyfus, certain of its affiliates, and the Board members and officers of such insureds, against insured liabilities and expenses (with certain exceptions) arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for the insureds, is in the best interest of the Fund; and it was further

RESOLVED, that the Fund's Board, including a majority of the Independent Board Members, hereby finds that the premium for the Policy allocated to the Fund is fair and reasonable based upon the proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately by each of the insured parties; and it was further

RESOLVED, that the appropriate officers of the Fund be, and each hereby is, authorized to take such actions as may be required to amend the Policy to include in the coverage new funds advised, sub-advised or administered by Dreyfus or its affiliates, as of the date each is declared effective by the Securities and Exchange Commission (the "SEC"); and it was further

IDL Insurance

RESOLVED, that the purchase by the Fund, in conjunction with the other Funds, of Independent Directors Liability Insurance ("IDL"), insuring the Independent Board Members of the Funds against certain liabilities and expenses written by the following respective entities in the following amounts:

Name of IDL Insurer	Amount of Coverage

ACE Insurance Company	$10,000,000

ICI Mutual Insurance Company	$ 5,000,000
in excess of
$10,000,000

St. Paul Fire & Marine	$ 5,000,000
Insurance Company (Travelers)	in excess of
$15,000,000

Starr Indemnity Co. (CV Starr)	$ 5,000,000
in excess of
$20,000,000

Total Coverage	$25,000,000

be, and it hereby is, ratified and approved, and that the allocation of the Fund's pro rata share, based on the assets of the respective participating Funds, of the premium for coverage under the IDL be, and it hereby is, ratified and approved; and it was further

Fidelity Bond

RESOLVED, that it is the determination of the Fund's Board at this meeting, including a majority of the Independent Board Members, that the joint insured fidelity bonds (collectively, the "Bond") written by the following respective entities in the following amounts:

Name of Fidelity Insurer	Amount of Coverage

National Union Fire Insurance Company of Pittsburgh, PA (AIG)	$ 10,000,000

Federal Insurance Company (Chubb)	$ 10,000,000
in excess of
$ 10,000,000

Federal Insurance Company* (Chubb)	$ 10,000,000

U.S. Specialty Insurance Company* (HCC)	$ 10,000,000

Great American Insurance Company**	$ 25,000,000

Berkley Regional Insurance Company**	$ 20,000,000

Continental Insurance Company** (CNA)	$ 15,000,000

Fidelity & Deposit Company of Maryland** (Zurich)	$ 10,000,000

National Union Fire Insurance Company of Pittsburgh, PA ** (Chartis)
$ 5,000,000

Total Coverage	$115,000,000

* Excess of $20 million as co-sureties
** Excess of $40 million as co-sureties

insuring the Fund and the other parties named as insured parties under the Bond for covered acts or omissions of their respective officers and Board members and the officers and employees of the Fund's investment adviser, distributor, transfer agent and/or administrator, in accordance with the requirements of Rule 17g-1 promulgated by the SEC under Section 17(g) of the 1940 Act, are reasonable in form and amount after having given due consideration to all relevant factors including, but not limited to, the value of the aggregate assets of the Fund to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Fund's portfolio, the number of other parties named as insured parties under the Bond, and the nature of the business activities of such other parties; and it was further

RESOLVED, that the Fund's Board, including a majority of the Independent Board Members, hereby ratifies and approves the payment by the Fund of its pro rata share, based on the assets of the respective covered Funds, of the premium for coverage under the Bond, in the form and amount described above, having given due consideration to all relevant factors including, but not limited to, the number of other parties named as insured parties under the Bond, the nature of the business activities of such other parties, the amount of the Bond, the amount of the premium for the Bond, the ratable allocation of the premium among all the parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond; and it was further

RESOLVED, that each of the President, any Vice President, the Secretary and the Treasurer hereby is designated as the officer responsible for making all filings with the SEC and giving all notices on behalf of the Fund with respect to the Bond required by paragraph (g) of Rule 17g-1 promulgated by the SEC under the 1940 Act; and it was further

RESOLVED, that the appropriate officers of the Fund be, and each hereby is, authorized to take the actions as may be required to amend the Bond to include in the coverage new funds advised, sub-advised or administered by Dreyfus or its affiliates, as of the date each is declared effective by the SEC; and it was further

RESOLVED, that the Agreement Regarding Dreyfus Joint Insured Bond, substantially in the form previously approved, shall remain in full force and effect; and it was further

RESOLVED, that the appropriate officers of the Fund be, and each hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions and that any payments and any and all other acts, in the name of the Fund and on its behalf, consistent with the foregoing resolutions and as may have been determined to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions be, and they hereby are, ratified and approved.